GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2029/02/LTR

SEC MAIL PROCESSING SECTION RECEIVED SEP 25 2002 WASH. D.C. 154

02055045

23 September 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

SUPPL

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed herewith a copy of the Announcement dated 19 September 2002 *(S$700,000,000 Medium Term Note Programme - Series No. 002 for S$50,000,000 4.50% per annum Unsecured Fixed Rate Notes Due 2002/Series No. 013 for S$30,000,000 3.10% per annum Unsecured Fixed Rate Notes Due 2003/Series No. 014 for S$30,000,000 3.38% per annum Unsecured Fixed Rate Notes Due 2004)*.

Regards,

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

82-3672

MASNET No. 32 OF 19.09.2002
Announcement No. 32

CITY DEVELOPMENTS LIMITED

S$700, 000, 000 Medium Term Note Programme (the "Programme")
1. SERIES NO. 002 FOR S$50, 000, 000 4.50% PER ANNUM UNSECURED FIXED RATE NOTES DUE 2002
2. SERIES NO. 013 FOR S$30, 000, 000 3.10% PER ANNUM UNSECURED FIXED RATE NOTES DUE 2003
3. SERIES NO. 014 FOR S$30, 000, 000 3.38% PER ANNUM UNSECURED FIXED RATE NOTES DUE 2004

We refer to the following unsecured fixed rate notes which were issued pursuant to the S$700,000,000 Medium Term Note Programme of City Developments Limited and pursuant to Rule 747 of the Listing Manual, we hereby announce that:

1. The maturity date of the S$50,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2002 (the "Series No. 002 Notes") issued on 20 September 1999 and listed on the Singapore Exchange Securities Trading Limited is 20 September 2002 and accordingly the Series No. 002 Notes will be redeemed and cancelled on 20 September 2002. Interest at the fixed rate of 4.50% per annum for the Series No. 002 Notes will be paid on 20 September 2002 in respect of the interest period from 20 March 2002 up to but excluding 20 September 2002.

2. Interest at the fixed rate of 3.10% per annum for the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2003 (the "Series No. 013 Notes") issued on 12 October 2001 and listed on the Singapore Exchange Securities Trading Limited, will be paid on 14 October 2002 in respect of the interest period from 12 April 2002 up to but excluding 12 October 2002.

3. Interest at the fixed rate of 3.38% per annum for the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2004 (the "Series No. 014 Notes") issued on 12 October 2001 and listed on the Singapore Exchange Securities Trading Limited, will be paid on 14 October 2002 in respect of the interest period from 12 April 2002 up to but excluding 12 October 2002.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 19/09/2002 to the SGX